Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS (LOSS) PER SHARE OF CLASS A STOCK

THREE MONTHS ENDED MARCH 31,	2011	2010
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

Basic and diluted EPS:
Loss from continuing operations attributable to Ampal’s shareholders	$(16,820)	$(9,290)
Income from discontinued operations, net of tax	34,066	2,160
Net (Loss) income attributable to Ampal’s shareholders	17,246	(7,130)
Earnings per share of Class A Stock:
Loss from continuing operations	(0.30)	(0.17)
Income from discontinued operations, net of tax	0.61	0.04
	$0.31	$(0.13)

Shares used in calculation	56,134	56,134